Exhibit 11.1

WIRELESS TELECOM GROUP, INC.
COMPUTATION OF PER SHARE EARNINGS
(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2007	2006	2007	2006
Net Income	$ 941,937	$ 1,127,637	$ 2,608,927	$ 2,334,010

BASIC EARNINGS:

Weighted average number of common shares
outstanding	25,914,099	25,853,851	25,877,129	25,809,807

Basic earnings per common share	$ 0.04	$ 0.04	$ 0.10	$ 0.09

DILUTED EARNINGS:

Weighted average number of common shares
outstanding	25,914,099	25,853,851	25,877,129	25,809,807
Assumed exercise of stock options	128,088	54,350	190,732	92,258

Weighted average number of common shares
outstanding, as adjusted	26,042,187	25,908,201	26,067,861	25,902,065

Diluted earnings per common share	$ 0.04	$ 0.04	$ 0.10	$ 0.09